AMENDMENT TO INVESTMENT SUB-ADVISORY AGREEMENT

This Amendment (the “Amendment”) is made and entered into as of the 2nd day of October, 2017 between RBC Global Asset Management (U.S.) Inc. (the “Adviser”), a Minnesota corporation, BlueBay Asset Management LLP (“BlueBay U.K.”), a limited liability partnership incorporated in England and Wales, and BlueBay Asset Management USA LLC (“BlueBay U.S.”), a Delaware limited liability company.

WHEREAS, the Adviser, BlueBay U.K. and BlueBay U.S. are parties to an Amended and Restated Investment Sub-Advisory Agreement dated November 27, 2013, as amended October 1, 2014 (the “Agreement”) relating to the management of various mutual funds (“Funds”) within RBC Funds Trust (the “Trust”); and

WHEREAS the parties to the Agreement desire to amend the Agreement in order to reflect new sub-advisory fee arrangements, the removal of liquidated Funds, and the effective term of the Agreement, all as approved at a meeting of the Board of Trustees of the Trust held on September 27-28, 2017.

NOW THEREFORE, in consideration of the mutual premises and covenants herein set forth, the parties agree as follows:

1. APPENDIX A.    Appendix A to the Agreement is hereby amended and restated, as attached.

2. Agreement Continuation.    The Agreement, as modified herein, shall continue in full force and effect, and nothing herein contained shall be construed as a waiver or modification of existing rights under the Agreement, except as such rights are expressly modified hereby.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed and delivered by their respective authorized officers or representatives as of the date first above written.

RBC GLOBAL ASSET MANAGEMENT (U.S.) INC.	BLUEBAY ASSET MANAGEMENT LLP

By: /s/ Carol Kuha Name: Carol Kuha Title: Chief Operating Officer	By: /s/ James Brace Name: James Brace Title: Partner, General Counsel

BLUEBAY ASSET MANAGEMENT USA LLC

By: /s/ Andrzej Skiba Name: Andrzej Skiba Title: Partner, Senior PM

Appendix A

Fee Schedule

1. BlueBay U.K. Fee: For the services provided by BlueBay U.K. and BlueBay U.S. to the Funds listed below pursuant to this Sub-Advisory Agreement, the Adviser will pay BlueBay U.K. a fee as follows:

FUND
RBC BlueBay Emerging Market Select Bond Fund
RBC BlueBay Global High Yield Bond Fund
RBC BlueBay Diversified Credit Fund

The Sub-Advisory Fee payable for each Fund to BlueBay U.K. shall be computed daily and payable monthly, calculated at an annual rate based on the total advisory fee paid to the Adviser by the Fund, after (1) deducting the amounts of any fees waived or Fund expenses paid by the Adviser for the Fund pursuant to the Expense Limitation Agreement then in place between the Adviser and the Trust with respect to such Fund (the “Expense Waivers”) from the total advisory fee paid to the Adviser pursuant to the Master Investment Advisory Agreement between the Adviser and the Trust, dated September 1, 2011, as amended (the “Advisory Fee”); and (2) multiplying such amount by 0.875; or formulaically:

(Advisory Fee less – Expense Waivers) x 0.875 = Sub-Advisory Fee

2. BlueBay U.S. Fee: As compensation for services provided by BlueBay U.S. to RBC BlueBay Global High Yield Bond Fund and RBC BlueBay Diversified Credit Fund pursuant to this Sub-Advisory Agreement, BlueBay U.K. will pay BlueBay U.S. a fee for its advisory services equal to the costs incurred by BlueBay U.S. in providing those services, plus a margin of 10%.

3. Term: Pursuant to Section 8.(A) of this Sub-Advisory Agreement and as approved by the Board of Trustees of RBC Funds Trust, this Sub-Advisory Agreement shall continue in effect until September 30, 2018 for the Funds listed above, and thereafter shall continue automatically for successive annual periods, provided such continuance is approved as described in Section 8.(A).